(Check One) ☒ Form 10-K/Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 000-50096 CUSIP Number 22208Q 10 6

For period ended June 30, 2005
☐ Transition Report on Form 10-K/Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q/Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Cougar Holdings Inc.

Full name of registrant

10 Gongnong Rd Qiaokou District

Wuhan 430035, PRC

Address of principal executive office

PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Cougar Holdings Inc. (the “Registrant”) was unable to file its Form 10-KSB for the fiscal year ended June 30, 2005 by the prescribed due date of September 28, 2005. On July 1, 2005, the Registrant completed a reverse acquisition of Wuhan Youji Industries Co., Limited resulting in a change in the Registrant’s board of directors and management. The Registrant also changed its independent auditors.

As a result of the changes, the Registrant’s management was unable to complete the financial statement of the Registrant for the fiscal year ended June 30, 2005 and furnish all necessary supporting documentation to the Registrant’s auditors in sufficient time to permit the Registrant’s auditors to complete the audit of the financial statements by the due date. The Registrant expects to be able to file within the additional time allowed by this report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

James G. Smith, Esq.

Tarter Krinsky & Drogin, LLP

(212) 481-8585

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Prior to the acquisition of Wuhan Youji on July 1, 2005, the Registrant was an exploration stage company formed to explore its properties in Canada for the presence of gemstones. Prior to the acquisition, the Registrant’s activities had consisted solely of the staking of mining claims and the Registrant had not developed any mining properties into a producing mine, nor did it ever earn revenue from any of the properties.

During the fourth quarter ended June 30, 2005, the Registrant transferred its mineral claims to its wholly owned subsidiary, Western Gems Inc., and subsequently divested itself of ownership in Western Gems Inc. by way of a distribution dividend of all of the shares in Western Gems Inc. to the Registrant’s shareholders. After the distribution dividend, the Registrant no longer owned any mineral claims or had any properties to explore.

Since the Registrant’s operations for fiscal year ended June 30, 2004 were minimal and no revenues were generated, the Registrant does not anticipate that there will be any significant change in results of operations for the year ended June 30, 2005 compared to the year ended June 30, 2004. However, there will be significant changes in the narrative disclosure in the annual report on Form 10-KSB as a result of the acquisition of Wuhan Youji. Wuhan Youji’s net sales and net income for the years ended December 31, 2004 and 2003 and six months ended June 30, 2005 are as follows (in thousands):

	Six Months Ended June 30, 2005 (unaudited)	Year Ended December 31, 2004	Year Ended December 31, 2003
Net sales	$44,292	$62,007	$52,867

Net income	$2,286	$2,257	$3,441

Wuhan Youji’s audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 were filed with the Registrant’s Form 8-K on July 5, 2005. Wuhan Youji’s unaudited consolidated financial statements for the period ended June 30, 2005 were filed with the Registrant’s Form 8-K/A-1 on September 8, 2005.

Cougar Holdings Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 28, 2005	By:	/s/ YUANKUN GAO
Yuankun Gao
President

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